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Exhibit 12.1

The Home Depot, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
($ in thousands, except ratio data)

	Fiscal Year (1)
											Six Months Ended August 1, 2004
	1999		2000		2001		2002		2003
Earnings Before Income Taxes	$3,803,876		$4,217,483		$4,957,010		$5,872,439		$6,842,786		$4,195,913
Less: Capitalized Interest	$(45,387)		$(72,599)		$(84,326)		$(59,375)		$(49,654)		$(19,353)
Add:
Minority Interest Income	$(4,108)		$(2,105)		$—		$—		$—		$—
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	$87,204		$111,889		$122,567		$132,291		$145,286		$81,895
Interest Expense	$71,747		$90,576		$109,971		$95,486		$111,930		$50,353

Adjusted Earnings	$3,913,332		$4,345,244		$5,105,222		$6,040,841		$7,050,348		$4,308,808

Fixed Charges:
Interest Expense	$71,747		$90,576		$109,971		$95,486		$111,930		$50,353
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	$87,204		$111,889		$122,567		$132,291		$145,286		$81,895

Total Fixed Charges	$158,951		$202,465		$232,538		$227,777		$257,216		$132,248

Ratio of Earnings to Fixed Charges (2)	24.6	x	21.5	x	22.0	x	26.5	x	27.4	x	32.6	x

(1)
Fiscal years 2003, 2002, 2001, 2000 and 1999 refer to the fiscal years ended February 1, 2004, February 2, 2003, February 3, 2002, January 28, 2001 and January 30, 2000, respectively. Fiscal year 2001 consisted of 53 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, "earnings" consist of earnings before income taxes and minority interest plus fixed charges, excluding capitalized interest. "Fixed charges" consist of interest incurred on indebtedness, amortization of debt expense and the portion of rental expense under operating leases deemed to be the equivalent of interest.

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The Home Depot, Inc. and Subsidiaries Ratio of Earnings to Fixed Charges ($ in thousands, except ratio data)